UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

2 Reid Street

Hamilton, HM 11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2014

Page
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FORWARD-LOOKING STATEMENTS	27

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three and Nine Months Ended September 30, 2014 and 2013	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2014 and 2013	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2014 and December 31, 2013	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Nine Months Ended September 30, 2014 and 2013	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2013	F-7

Notes to the Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

SIGNATURES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2014 and September 30, 2013. References in this report to “Höegh LNG Partners LP,” “we,” “our,” “us” and “the Partnership” or similar terms when used for the period until the completion of the initial public offering of Höegh LNG Partners LP (the “IPO”) refer to the interests in SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh LNG Lampung Pte. Ltd. and PT Höegh LNG Lampung, which were contributed by Höegh LNG Holdings Ltd. (“Höegh LNG”) to the Partnership at the IPO. When used for periods after the completion of the IPO, those terms refer to Höegh LNG Partners LP and its subsidiaries. Unless the context requires otherwise, references in this report to our or the “joint ventures” refer to the joint ventures that own two of the vessels (the GDF Suez Neptune and the GDF Suez Cape Ann).

You should read this section in conjunction with the unaudited condensed interim consolidated and combined carve-out financial statements as of and for the periods ended September 30, 2014 and 2013 and the related notes thereto included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on August 7, 2014 (the “Registration Statement”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Highlights

•	$221 million IPO closed August 12, 2014, raising net proceeds of $203.5 million

•	Generated total revenues of $16.52 million for the third quarter of 2014 compared to $11.64 million for the third quarter of 2013

•	Generated operating income of $6.94 million for the third quarter of 2014 compared to $3.92 million for the third quarter of 2013

•	100% utilization on joint venture vessels, the GDF Suez Neptune and the GDF Suez Cape Ann

•	Acceptance achieved on the PGN FSRU Lampung effective October 30, 2014 after commissioning delays

•	Associated indemnity claims made on Höegh LNG, the owner of our general partner, to make the Partnership whole pursuant to the Omnibus Agreement entered into with Höegh LNG in connection with the IPO (the “Omnibus Agreement”)

•	On September 24, 2014, we held our first annual meeting of unitholders at which four members of our board of directors were elected

•	Paid a pro rata $0.1834/unit distribution for the period from August 12, 2014 to September 30, 2014, equivalent to $0.3375 per unit per quarter and $1.35 per unit on an annual basis

Our initial public offering

On August 12, 2014, we completed our IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i) 11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership.

Our results of operations

	Nine months ended		Three months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2013	2014	2013	2014
Statement of Income Data:
Time Charter revenues	$—	10,371	—	$10,371
Construction contract revenue	33,992	42,765	11,636	6,153

Total revenues	33,992	53,136	11,636	16,524

Voyage expenses	—	(798)	—	(798)
Vessel operating expenses	—	(3,046)	—	(1,901)
Construction contract expenses	(28,457)	(37,579)	(10,107)	(6,845)
Administrative expenses	(5,340)	(9,280)	(2,162)	(2,770)
Depreciation and amortization	—	(1,309)	—	(329)

Total operating expenses	(33,797)	(52,012)	(12,269)	(12,643)

Equity in earnings of joint ventures	32,309	(738)	4,549	3,058

Operating income	32,504	386	3,916	6,939

Interest income	1,617	2,443	526	1,542
Interest expense	(34)	(5,004)	(11)	(2,711)
Other items, net	—	(1,321)	—	(429)

Income before tax	34,087	(3,496)	4,431	5,341

Income tax expense	—	(376)	—	(143)

Net income	$34,087	(3,872)	4,431	$5,198

Cash Flow Data:
Net cash provided by (used by) operating activities	$(26,142)	$23,632
Net cash used in investing activities	(27,798)	(166,420)
Net cash provided by financing activities	$53,940	$188,016
Other Financial Data:
Adjusted EBITDA (1)	$24,436	27,664	7,511	$13,125
Segment EBITDA (1)	$24,436	27,002	7,511	$12,463

(1)	Adjusted EBITDA and Segment EBITDA are non-GAAP financial measures. Please read “Non-GAAP Financial Measures” for definitions of Adjusted EBITDA and Segment EBITDA and reconciliations of each such measure to net income, the comparable U.S. GAAP financial measure.

Our results for the nine and three months ended September 30, 2014 have been impacted by the start-up of operations of the PGN FSRU Lampung and the Mooring.

Following certain delays by the unrelated pipeline contractor completing the pipeline and minor damage to the PGN FSRU Lampung by a tugboat during the pipeline installation, the Notice of Readiness was issued July 21, 2014 resulting in the start of time charter hire on the PGN FSRU Lampung and commissioning. During the commissioning to test the functioning of the PGN FSRU Lampung project (including the Mooring) and the pipeline functionality, problems were identified on August 29, 2014 with the regasification system for the FSRU. This required a temporary cease in operations so that parts of the regasification system could be disassembled and transferred to shore for repair under provision of the warranties for the vessel. The equipment was reinstalled and all commissioning completed to allow the Partnership to deliver the Certificate of Acceptance to the charterer, PT PGN LNG Indonesia (“PGN”). PGN formally accepted and signed the Certificate of Acceptance dated October 30, 2014.

We are committed to pay a day rate for delay liquidated damages to PGN up to a maximum amount of $10.7 million if the PGN FSRU Lampung is not connected to the Mooring and ready to deliver LNG by the scheduled arrival date or acceptance is not achieved by the scheduled delivery date.

During September 2014, PGN indicated concerns about requirements under the time charter contract to pay hire rates for periods the regasification system was not functioning and issued invoices for delay liquidated damages for amounts PGN believes it has claims for delays in the scheduled arrival date and the acceptance date. PGN subsequently issued an additional invoice for delay liquidated damages in October 2014. PGN has not paid its time charter hire for September or October 2014. We have an ongoing dialog with PGN to find an acceptable solution.

We have included potential delay liquidated damages due to PGN in a project contingency as part of estimated total construction contract costs for the Mooring (as the first deliverable under the contract) as the basis for computing the percentage of completion. During the third quarter of 2014, delay liquidated damages of approximately $6.1 million were recorded to construction contract expenses for claims to September 30, 2014. In addition, the project contingency was increased for additional delay liquidated damages as part of the estimated total construction contract costs. The total for actual and potential claims for delay liquidated damages included in estimated total construction costs is approximately $8.1 million. Delay liquidated damages cease on the date of the Certificate of Acceptance of October 30, 2014. The contingency for delay liquidated damages in the estimated total construction contract costs established at September 30, 2014 is adequate for all remaining direct PGN claims for delay liquidated damages.

We are indemnified by Höegh LNG under the Omnibus Agreement for delay liquidated damages. We filed indemnification claims for the delay liquidated damages invoiced from PGN of $5.5 million and $1.6 million for September and October 2014, respectively. The amounts will be paid to us by Höegh LNG prior to any amounts being paid to PGN. When the funding for indemnification is received from Höegh LNG, the amount will be recorded as a contribution to equity.

We are also indemnified for any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. We filed indemnification claims for the September and October invoices not paid by PGN of $6.5 million and $6.7 million, respectively. The Partnership has received payments from Höegh LNG for these invoices in September and October, respectively. Indemnification for hire rate payments is accounted for consistent with the accounting policies for loss of hire insurance, and is recognized when the proceeds are received. Therefore, we recognized the September revenue and cash as of September 30, 2014. For additional information, refer to note 2 significant accounting policies on insurance claims in the audited combined carve-out financial statements for the year ended December 31, 2013 included in the Registration Statement.

For additional discussion see note 14 of the unaudited condensed interim consolidated and combined carve-out financial statements.

Nine Months Ended September 30, 2013 Compared with the Nine Months Ended September 30, 2014

Time Charter Revenue. The following table sets forth details of our time charter revenue for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Time charter revenues	$—	$10,371	$10,371

Time charter revenue for the nine months ended September 30, 2014 was $10.4 million, an increase of $10.4 million from the nine months ended September 30, 2013. The time charter hire payments for PGN FSRU Lampung began July 21, 2014 when the project was ready to begin commissioning. We have been indemnified for the September invoice by Höegh LNG. For additional discussion see “Our results of operations” and note 14 of the unaudited condensed interim consolidated and combined carve-out financial statements

Time charter revenues consist of the lease element of the time charter, that is accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and indirect and corporate income taxes borne by the charterer.

Construction Contract Revenue and Related Expenses. The following table sets forth details of our construction contract revenue and construction contract expenses for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Construction contract revenues	$33,992	$42,765	$8,773
Construction contract expenses	$(28,457)	$(37,579)	$(9,122)

Recognized contract margin	$5,535	$5,186	$(349)

Construction contract revenue for the nine months ended September 30, 2014 was $42.8 million, an increase of $8.8 million from $34.0 million for the nine months ended September 30, 2013. Construction contract expenses for the nine months ended September 30, 2014 were $37.6 million, an increase of $9.1 million from $28.5 million for the nine months ended September 30, 2013.

The Mooring is an offshore installation that is being used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal for the charterer. The Mooring has been constructed in China, installed in Indonesia and is being sold to the charterer. Revenue is recognized on the Mooring based upon the percentage of completion method under which construction contract revenue is recognized using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue to determine revenue. The increase in construction contract revenue is primarily due to progress towards completion of the project for the Mooring, which was estimated to be 94% as of September 30, 2014 compared with 37% as of September 30, 2013. During the three months ended September 30, 2014, delay liquidated damages of approximately $6.1 million were recorded as part of construction contract expenses related to claims from PGN on the project up to September 30, 2014. For additional discussion see “Our results of operations” and note 14 of the unaudited condensed interim consolidated and combined carve-out financial statements. As a result of the claims, the estimate of the total estimated construction cost was also upwardly revised based upon estimated total exposure for delay liquidated damages from PGN. As the percentage of completion method relies on the substantial use of estimates, estimates may be revised throughout the life of a construction contract. Adjustments to construction cost estimates to complete on construction contracts are revised when additional information becomes available. The impact of such changes to estimates is made on a cumulative basis in the period when such information has become known. As a result of the revision to the estimated total project costs, there was a reduction margin for the nine months ended September 30, 2014 and a negative margin for the three months ended September 30, 2014 for the cumulative impact of the change in estimates. PGN formally accepted the PGN Lampung project effective October 30, 2014. This means that there will not be further delay liquidated damages from PGN past the acceptance date. Our total estimated construction costs include adequate contingencies for the remaining delay liquidated damages which will be recorded in the fourth quarter of 2014 which will be indemnified by Höegh LNG. In addition, we will be able to invoice the final ten percent of the mooring revenue which is due as a result of the acceptance.

Voyage and Vessel Operating Expenses. The following table sets forth details of our voyage and vessel operating expenses for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Voyage expenses	$—	$(798)	$(798)
Vessel operating expenses	$—	$(3,046)	$(3,046)

Voyage expenses for the nine months ended September 30, 2014 were $0.8 million, an increase of $0.8 million from the nine months ended September 30, 2013. Voyage expenses are typically paid directly by the charterer. Certain bunker fuel and use of LNG during the commissioning and testing of PGN FSRU Lampung were borne by us. In addition, LNG quantities used in running our generators during the period where we had problems with the regasification system were for our own account. As a result, the voyage expenses are not expected to be recurring costs after October when the final testing was complete. However, if the vessel is offhire, voyage expenses, principally fuel, may also be incurred and would be paid by us.

Vessel operating expenses for the nine months ended September 30, 2014 were $3.0 million, an increase of $3.0 million from the nine months ended September 30, 2013. This reflects certain start up and crew training cost as well at the expenses from the start of the time charter hire period beginning July 21, 2014.

Administrative Expenses. The following table sets forth details of our administrative expenses for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	Variance
Administrative expenses	$(5,340)	$(9,280)	$(3,940)

Administrative expenses for the nine months ended September 30, 2014 were $9.3 million, an increase of $4.0 million from $5.3 million for the nine months ended September 30, 2013. The major reasons for the increase were expenses incurred in preparation for the IPO and higher activity related to the PGN FSRU Lampung and preparation for and the start of operations. For the nine months ended September 30, 2014, expenses of $3.5 million were incurred principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation of the IPO. This was an increase of $2.2 million from $1.4 million incurred for such expenses during the nine months ended September 30, 2013.

Administrative expenses related to the PGN FSRU Lampung for the nine months ended September 30, 2014 were $4.2 million, an increase of $1.0 million from $3.2 million for the nine months ended September 30, 2013. Approximately $0.2 million relates to fees in establishing the new legal structure in conjunction with the IPO during 2014. The remaining negative variance of approximately $0.5 million relates to a combination of higher allocated and actual cost in the nine months ended September 30, 2014 compared with the allocations in the nine months ended September 30, 2013.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	Variance
Depreciation and amortization	$—	$(1,309)	$(1,309)

Depreciation and amortization for the nine months ended September 30, 2014 related to the PGN FSRU Lampung and for office and IT equipment. In mid-May 2014, the PGN FSRU Lampung was deemed substantially complete to begin the commissioning under the time charter contract. The newbuilding was transferred on the balance sheet to vessels until such time as the time charter commenced when the vessel was transferred on the balance sheet to net investment in direct financing lease. However, due to delays by the unrelated pipeline contractor completing the pipeline and minor damage to the FSRU by a tugboat during the pipeline installation, the time charter hire did not commence until July 21, 2014. As a result, the vessel was depreciated until the start of the direct financing lease. The depreciation expense for the PGN FSRU Lampung for the nine months ended September 30, 2014 was $1,286. The remaining depreciation of $23 relates to office and IT equipment. There were no corresponding charges for the nine months ended September 30, 2013.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	Variance
Total operating expenses	$(33,797)	$(52,011)	$(18,214)

Total operating expenses for the nine months ended September 30, 2014 were $52.0 million, an increase of $18.2 million from $33.8 million for the nine months ended September 30, 2013 due to an increase in construction contract expense primarily due to the delay liquidated damages and higher voyage, vessel and administrative expenses primarily due to the start up of operations and completion of the IPO.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Equity in earnings (losses) of joint ventures	$32,309	$(738)	$(33,047)

Equity in losses of joint ventures for the nine months ended September 30, 2014 was $0.7 million, a decrease of $33.0 million from equity in earnings of $32.3 million for the nine months ended September 30, 2013. The reason for the decrease was an unrealized loss on derivative instruments in our joint ventures in the nine months ended September 30, 2014 compared with an unrealized gain in the nine months ended September 30, 2013.

Our share of our joint ventures’ operating income was $17.7 million for the nine months ended September 30, 2014, compared with $17.5 million for the nine months ended September 30, 2013. Our share of other income (expense), net, principally consisting of interest expense, was $12.9 million for the nine months ended September 30, 2014, a reduction of $0.7 million from $13.6 million for the nine months ended September 30, 2013. The reduction was mainly due to lower interest expense due to repayment of principal on debt between the periods.

Our share of unrealized loss on derivative instruments was $5.5 million for the nine months ended September 30, 2014, a decrease of $34.0 million compared to unrealized gain on derivative instruments of $28.5 million for the nine months ended September 30, 2013. The variance in the unrealized gains and losses on derivative instruments is the reason for the decline in our equity in earnings of joint ventures for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. The joint ventures utilize interest rate swap contracts to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swap due to declining interest rates, which has resulted in liabilities for derivative financial instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the nine months ended September 30, 2014 and 2013. Our joint ventures did not pay any dividends for the nine months ended September 30, 2014 and 2013.

Operating Income. The following table sets forth details of our operating income for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Operating income	$32,504	$386	$(32,118)

Operating income for the nine months ended September 30, 2014 was $0.4 million, a decrease of $32.1 million from the operating income of $32.5 million for the nine months ended September 30, 2013. The decrease in operating income was primarily due to the decrease in the equity in earnings (losses) of joint ventures of $33.0 million.

Interest Income. The following table sets forth details of our interest income for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Interest income	$1,617	$2,443	$826

Interest income for the nine months ended September 30, 2014 was $2.4 million, an increase of $0.8 million from $1.6 million for the nine months ended September 30, 2013. Interest income of $1.1 million related to the demand note due from Höegh LNG and $1.3 million related to interest accrued on the advances to our joint ventures for the nine months ended September 30, 2014. For the nine months ended September 30, 2013, the entire balance related to interest accrued on the advances to our joint ventures. The decrease in interest income from joint ventures is due to repayment by our joint ventures of a portion of the principal due under the shareholder loans between the periods. The interest rate under the shareholder loans is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The note is repayable on demand or we can elect to utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in the FSRU, Independence, are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum.

Interest Expense. The following table sets forth details of our interest expense for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Interest incurred	$(4,337)	$(10,451)	$(6,114)
Capitalized interest	$4,303	$5,447	$1,144

Interest expense	$(34)	$(5,004)	$(4,970)

Interest expense for the nine months ended September 30, 2014 was $5.0 million, an increase of $5.0 million from $0.03 million for the nine months ended September 30, 2013.

Interest expense consists of the interest incurred less the interest capitalized for the period. The interest incurred, which includes amortization of deferred debt issuance cost, increased from $4.3 million for the nine months ended September 30, 2013 to $10.5 million for the nine months ended September 30, 2014 principally due to higher outstanding loan balances and higher amortization of debt issuance cost. During 2013, loans and promissory notes due to owners and affiliates financed the construction of the PGN FSRU Lampung and the construction contract expenses of the Mooring. On March 4, 2014 and April 8, 2014, we drew $96 million and $161.1 million, respectively, on the $299 million Lampung facility and subsequently $48.5 million was repaid on a promissory note to owners and affiliates. In July 3, 2014, the full principal amount of $32.1 million on the Mooring tranche and accrued interest was repaid. The deferred debt issuance cost associated with the Mooring tranche of the $299 million Lampung facility was fully amortized by the repayment date resulting in relatively high amortization charge for the nine months ended September 30, 2014. For the nine months ended September 30, 2014 and 2013, the amortization charge was $3.0 million and $0.3 million, respectively.

Most of the interest incurred was capitalized as part of the PGN FSRU Lampung newbuilding or included in the construction contract expense for the Mooring during the nine months ended September 30, 2013. Capitalization of interest ceased in the middle of May, 2014 when the PGN FSRU Lampung and the Mooring were substantially complete. Capitalized interest was $5.4 million for the nine months ended September 30, 2014 compared with $4.3 million for the nine months ended September 30, 2013.

Other Items, Net. The following table sets forth details of our other items, net for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Other financial items, net	$—	$(1,321)	$(1,321)

Other items, net for the nine months ended September 30, 2014 was $1.3 million, primarily due to withholding tax that is payable on interest expense for nine months ended September 30, 2014 to parties outside of Singapore and Indonesia. There was no corresponding expense in the same period of 2013.

Income Before Tax. The following table sets forth details of our income before tax for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Income (loss) before tax	$34,087	$(3,496)	$(37,583)

Loss before tax for the nine months ended September 30, 2014 was $3.5 million, a decrease of $37.6 million from income before tax of $34.1 million for the nine months ended September 30, 2013. The decrease was largely due to the decrease in the equity in earnings (losses) of joint ventures of $33.0 million and higher total financial income (expense), net of $5.5 million. Time charter hire for the PGN FSRU Lampung commenced on July 21, 2014 while higher vessel operating expenses were incurred for crew training and start up procedures prior to the start of the time charter. In addition, higher administrative expenses were incurred in preparations for the IPO and the start of operations of the PGN FSRU Lampung.

Income Tax Expense. The following table sets forth details of our income tax expense for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Income tax expense	$—	$(376)	$(376)

Income tax expense for the nine months ended September 30, 2014 was $0.4 million, a negative variance of $0.4 million compared with the nine months ended September 30, 2013. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings in Indonesia and Singapore starting in the fourth quarter of 2013. For the nine months ended September 30, 2014, the majority of income taxes related to the Singapore subsidiary primarily on net interest income.

A deferred tax benefit of $1,854 related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income in the unaudited interim consolidated and combined carve-out statements of comprehensive income for the nine months ended September 30, 2014.

For the nine months ended September 30, 2013, none of our activities were in jurisdictions subject to tax.

Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed, as a component of time charter revenues, for income taxes arising in Indonesia related to time charter activities from the time charter commences.

Net Income. The following table sets forth details of our net income for the nine months ended September 30, 2014 and 2013:

	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Net income (loss)	$34,087	$(3,872)	$(37,959)

As a result of the foregoing, net loss for the nine months ended September 30, 2014 was $3.9 million, a decrease of $38.0 million compared with net income of $34.1 million for the nine months ended March 31, 2013.

Segments

We have two segments, which are the “Majority Held FSRUs” and the “Joint Venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to our joint ventures are included in “Other.” As of September 30, 2014 and 2013, Majority Held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring under construction. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting. As of September 30, 2014 and 2013, Joint Venture FSRUs included two 50.0%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, each of which operates under a long-term time charter with GDF Suez.

We measure our segment profit based on Segment EBITDA. Segment EBITDA is reconciled to net income for each segment in the segment table below. Please read “Non-GAAP Financial Measures” for a definition of Segment EBITDA and a further reconciliation to net income, the comparable U.S. GAAP financial measure, for all periods presented.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the nine months ended September 30, 2014 and 2013:

Majority Held FSRUs	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Time charter revenues	$—	$10,371	$10,371
Construction contract revenues	33,992	42,765	8,773

Total revenues	33,992	53,136	19,144

Voyage & vessel operating expenses	—	(3,844)	(3,844)
Administrative expenses	(3,156)	(4,183)	(1,027)
Construction contract expense	(28,457)	(37,579)	(9,122)

Segment EBITDA	2,379	7,530	5,151

Depreciation and amortization	—	(1,309)	(1,309)

Operating income (loss)	2,379	6,221	3,842

Financial income (expense), net	(34)	(6,163)	(6,129)

Income (loss) before tax	2,345	58	(2,287)

Income tax expense	—	(376)	(376)

Net income (loss)	$2,345	$(318)	$(2,663)

Time charter revenues for the nine months ended September 30, 2014 were $10.4 million, an increase of $10.4 million from the nine months ended September 30, 2013 due to the start of the time charter hire for PGN FSRU Lampung. Construction contract revenues for the nine months ended September 30, 2014 were $42.8 million, an increase of $8.8 million from $34.0 million for the nine months ended September 30, 2013. As discussed in more detail above, the main reason for the increase was higher construction contract revenue for the nine months ended September 30, 2014 reflecting 94% project completion as of September 30, 2014 compared with 37% as of September 30, 2013.

Voyage and vessel operating expenses of $3.8 million for the nine months ended September 30, 2014 were incurred in preparing for the start of the time charter, for LNG used during testing and vessel operations since the time charter for the PGN FSRU Lampung commenced July 21, 2014. There were no corresponding expenses for the same period of 2013.

Administrative expenses for the nine months ended September 30, 2014 were $4.2 million, an increase of $1.0 million from $3.2 million for the nine months ended September 30, 2013. Higher expenses were due to higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations.

Construction contract expense increased by $9.1 million for the nine months ended September 30, 2014 compared with the nine months ended September 30, 2013 due to progress on the Mooring construction project and the delay liquidated damages of approximately $6.1 million incurred during the nine months ended September 30, 2014.

Segment EBITDA for the nine months ended September 30, 2014 was $7.5 million, an increase of $5.1 million from $2.4 million for the nine months ended September 30, 2013 mainly due to the start of operations under the time charter which was partially offset by $0.4 million lower margin on the percentage of completion for nine months ended September 30, 2014 compared with the nine months ended September 30, 2013.

Joint Venture FSRUs.The following table sets forth details of segment results for the Joint Venture FSRUs for the nine months ended September 30, 2014 and 2013:

Joint Venture FSRUs	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Time charter revenues	$30,756	$30,731	$(25)

Vessel operating expenses	(5,865)	(5,473)	392
Administrative expenses	(651)	(689)	(39)

Segment EBITDA	24,241	24,569	328

Depreciation and amortization	(6,785)	(6,861)	(76)

Operating income	17,456	17,708	252

Gain (loss) on derivative instruments	28,480	(5,531)	(34,011)
Other income (expense), net	(13,627)	(12,915)	712

Net income (loss)	$32,309	$(738)	$(33,047)

The segment results for the Joint Venture FSRUs are presented using the proportionate consolidation method (which differs from the equity method used in the historical unaudited interim combined carve-out financial statements).

Total time charter revenues were $30.7 million and $30.8 million for the nine months ended September 30, 2014 and 2013, respectively.

Vessel operating expenses for the nine months ended September 30, 2014 were $5.5 million, a decrease of $0.4 million compared to $5.9 million for the nine months ended September 30, 2013. Vessel operating cost can vary between quarters depending on the stationing of the vessels and level of activity. In addition, there was a higher level of crew training in the nine months ended September 30, 2013. In addition, the insurance cost for the GDF Suez Cape Ann was lower in 2014 than 2013 due to the modifications in 2013 of the vessel to be an FSRU.

Administrative expenses for the nine months ended September 30, 2014 increased slightly compared with the nine months ended September 30, 2013.

Segment EBITDA was $24.6 million for the nine months ended September 30, 2014 compared with $24.2 million for the nine months ended September 30, 2013.

Other. The following table sets forth details of results for the nine months ended September 30, 2014 and 2013:

Other	Nine Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Administrative expenses	$(2,184)	$(5,097)	$(2,913)

Segment EBITDA	(2,184)	(5,097)	(2,913)

Operating income (loss)	(2,184)	(5,097)	(2,913)

Interest income	1,617	2,281	664

Income (loss) before tax	(567)	(2,816)	(2,249)

Income tax expense	—	—	—

Net income (loss)	$(567)	(2,816)	$(2,249)

Administrative expenses and Segment EBITDA for the nine months ended September 30, 2014 was $5.1 million, an increase of $2.9 million from $2.2 million for the nine months ended September 30, 2013. “Other” includes unallocated corporate costs that are considered to benefit the entire organization. The major reasons for the increase were expenses incurred in preparation for the IPO. For the nine months ended September 30, 2014, expenses of $3.5 million were incurred for preparation for the IPO, an increase of $2.2 million from $1.4 million for the nine months ended September 30, 2013. Approximately $0.2 million relates to fees in establishing the new legal structure in conjunction with the IPO during the nine months ended September 30, 2014. The remaining negative variance of approximately $0.5 million relates to a combination of higher allocated and actual cost in the nine months ended September 30, 2014 compared with the allocations in the nine months ended September 30, 2013.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures and our $140 demand note from Höegh LNG.

Three Months Ended September 30, 2013 Compared with the Three Months Ended September 30, 2014

Time Charter Revenue. The following table sets forth details of our time charter revenue for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Time charter revenues	$—	$10,371	$10,371

Time charter revenue for the three months ended September 30, 2014 was $10.4 million, an increase of $10.4 million from the three months ended September 30, 2013. The time charter hire payments for PGN FSRU Lampung began July 21, 2014 when the project was ready to begin commissioning.

Construction Contract Revenue and Related Expenses. The following table sets forth details of our construction contract revenue and construction contract expenses for the three months ended September 30, 2014 and 2013:

	Three Months Ended September 30,		Positive (negative)
(in thousands of U.S. dollars)	2013	2014	variance
Construction contract revenues	$11,636	$6,153	$(5,483)
Construction contract expenses	$(10,107)	$(6,845)	$3,262

Recognized contract margin	$1,529	$(692)	$(2,221)

Construction contract revenue for the three months ended September 30, 2014 was $6.2 million, a decrease of $5.4 million from $11.6 million for the three months ended September 30, 2013. Construction contract expenses for the three months ended September 30, 2014 were $6.8 million, a decrease of $3.3 million from $10.1 million for the three months ended September 30, 2013. The PGN Lampung project was nearly complete as of September 30, 2014. The major part of the construction contract expenses for the three months ended September 30, 2014 were $6.1 million of delay liquidated damages related to claims from PGN on the project up to September 30, 2014. For additional discussion see “Our results of operations” and note 14 of the unaudited condensed interim consolidated and combined carve-out financial statements. As a result of the claims, the estimate of the total estimated construction cost was also upwardly revised based upon estimated total exposure for delay liquidated damages from PGN. As the percentage of completion method relies on the substantial use of estimates, estimates may be revised throughout the life of a construction contract. Adjustments to construction cost estimates to complete on construction contracts are revised when additional information becomes available.

The impact of such changes to estimates is made on a cumulative basis in the period when such information has become known. As a result of the revision to the estimated total estimated construction costs, there was a negative margin of $0.7 million for the three months ended September 30, 2014 for the cumulative impact of the change in estimates. This was a decrease of $2.2 million compared with the positive margin of $1.5 million for the three months ended September 30, 2013. PGN formally accepted the PGN Lampung project effective October 30, 2014. This means that there will not be further delay liquidated damages from PGN past the acceptance date. Our total estimated construction costs include approximately $2.0 million of contingencies that are adequate for the remaining delay liquidated damages. The final delay liquidated damages will be recorded in the fourth quarter of 2014 which will be indemnified by Höegh LNG. In addition, we will be able to invoice the final ten percent of the mooring revenue as a result of the acceptance.

Voyage and Vessel Operating Expenses. The following table sets forth details of our voyage and vessel operating expenses for the three months ended September 30, 2014 and 2013:

			Positive (negative) variance
	Three Months Ended September 30,
(in thousands of U.S. dollars)	2013	2014
Voyage expenses	$—	$(798)	$(798)
Vessel operating expenses	$—	$(1,901)	$(1,901)

Voyage expenses for the three months ended September 30, 2014 were $0.8 million, an increase of $0.8 million from the three months ended September 30, 2013. Voyage expenses are typically paid directly by the charterer. Certain bunker fuel and use of LNG during the commissioning and testing of PGN FSRU Lampung were borne by us. In addition, LNG quantities used in running our generators during the period where we had problems with the regasification system were for our own account. As a result, the voyage expenses are not expected to be recurring costs after October when the final testing was complete. However, if the vessel is offhire, voyage expenses, principally fuel, may also be incurred and would be paid by us.

Vessel operating expenses for the three months ended September 30, 2014 were $1.9 million, an increase of $1.9 million from the three months ended September 30, 2013. This reflects certain start up and crew training cost as well at the expenses from the start of the time charter hire period beginning July 21, 2014.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Administrative expenses	$(2,162)	$(2,770)	$(608)

Administrative expenses for the three months ended September 30, 2014 were $2.8 million, an increase of $0.6 million from $2.2 million for the three months ended September 30, 2013. The major reasons for the increase were expenses related to the higher activity associated with the PGN FSRU Lampung and preparation for the start of operations. Administrative expenses related to the PGN FSRU Lampung for the three months ended September 30, 2014 were $1.4 million, an increase of $0.3 million from $1.1 million for the three months ended September 30, 2013. For the three months ended September 30, 2014, expenses of $0.6 million incurred for preparation for the IPO, a decrease of $0.2 million from $0.8 million for the three months ended September 30, 2013. The remaining increase in administrative expenses between the periods of approximately $0.5 million relates to a combination of higher allocated and actual cost in the three months ended September 30, 2014 compared with the allocations in the three months ended September 30, 2013.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Depreciation and amortization	$—	$(329)	$(329)

Depreciation and amortization for the three months ended September 30, 2014 related to the PGN FSRU Lampung and for office and IT equipment. The time charter hire did not commence until July 21, 2014. The FSRU was depreciated from the time it was substantially complete until the start of the direct financing lease. The depreciation expense for the PGN FSRU Lampung for the three months ended September 30, 2014 was $322. The remaining depreciation for the period related to office and IT equipment. There were no corresponding charges for the three months ended September 30, 2013.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Total operating expenses	$(12,267)	$(12,643)	$(376)

Total operating expenses for the three months ended September 30, 2014 were $12.6 million, an increase of $0.4 million from $12.2 million for the three months ended September 30, 2013 due to an increase in voyage, vessel operating and administrative expenses that were largely offset by the reduction in the construction contract expenses between the periods.

Equity in Earnings of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Equity in earnings of joint ventures	$4,549	$3,058	$(1,491)

Equity in earnings of joint ventures for the three months ended September 30, 2014 was $3.1 million, a decrease of $1.5 million from $4.6 million for the three months ended September 30, 2013. The reason for the decrease was a lower unrealized gain on derivative instruments in our joint ventures in the third quarter of 2014 compared with the unrealized gain in the third quarter of 2013.

Our share of our joint ventures’ operating income was $6.0 million for the three months ended September 30, 2014, compared with $5.9 million for the three months ended September 30, 2013. Our share of other income (expense), net, principally consisting of interest expense, was $4.3 million for the three months ended September 30, 2014, a reduction of $0.2 million from $4.5 million for the three months ended September 30, 2013. The reduction was mainly due to lower interest expense due to repayment of principal on debt between the periods.

Our share of the unrealized gain on derivative instruments was $1.4 million for the three months ended September 30, 2014, a decrease of $1.8 million compared to unrealized gain on derivative instruments of $3.2 million for the three months ended September 30, 2013. The variance in the unrealized gains and losses on derivative instruments is the reason for the decline in our equity in earnings of joint ventures for the three months ended September 30, 2014 compared to the three months ended September 30, 2013. The joint ventures utilize interest rate swap contracts to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swap due to declining interest rates, which has resulted in liabilities for derivative financial instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the three months ended September 30, 2014 and 2013. Our joint ventures did not pay any dividends for the three months ended September 30, 2014 and 2013.

Operating Income. The following table sets forth details of our operating income for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Operating income (loss)	$3,916	$6,939	$3,023

Operating income for the three months ended September 30, 2014 was $6.9 million, an increase of $3.0 million from $3.9 million for the three months ended September 30, 2013. The increase in operating income was primarily due to the start of operations of the PGN FSRU Lampung. The positive variance from start of operations was partially offset by the decrease in the equity in earnings of joint ventures of $1.5 million and the lower margin on the construction contract for the Mooring of $2.2 million.

Interest Income. The following table sets forth details of our interest income for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Interest income	$526	$1,542	$1,016

Interest income for the three months ended September 30, 2014 was $1.5 million, an increase of $1.0 million from $0.5 million for the three months ended September 30, 2013. Interest income is related to the interest accrued on the advances to our joint ventures and, starting in the third quarter of 2014, interest income on the demand note due from Höegh LNG. The increase was due to interest income on the demand note of $1.1 million which was partially offset by the decrease in interest income of $0.1 million on the shareholder loans compared with the same period of 2013. The decrease related to joint ventures is due to repayment by our joint ventures of a portion of the principal due under the shareholder loans between the periods. The interest rate under the shareholder loans is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The note is repayable on demand or we can elect to utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in the FSRU, Independence, are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum.

Interest Expense. The following table sets forth details of our interest expense for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Interest incurred	$(1,612)	$(2,711)	$(1,099)
Capitalized interest	$1,601	$—	$(1,601)

Interest expense	$(11)	$(2,711)	$(2,700)

Interest expense for the three months ended September 30, 2014 was $2.7 million, an increase of $1.1 million from $1.6 million for the three months ended September 30, 2013. Interest expense consists of the interest incurred less the interest capitalized for the period. The interest incurred increased from $1.6 million for the three months ended September 30, 2013 to $2.7 million for the three months ended September 30, 2014 principally due to higher outstanding loan balances and higher amortization of deferred debt issuance costs. During 2013, loans and promissory notes due to owners and affiliates financed the construction of the PGN FSRU Lampung and the construction contract expenses of the Mooring. On March 4, 2014 and April 8, 2014, we drew $96 million and $161.1million, respectively, on the $299 million Lampung facility and subsequently $48.5 million was repaid on a promissory note to owners and affiliates. In July 3, 2014, the full principal amount of $32.1 million on the Mooring tranche and accrued interest was repaid. The deferred debt issuance cost associated with the Mooring tranche of the $299 million Lampung facility was fully amortized by the repayment date resulting in relatively high amortization charge for the three months ended September 30, 2014. For the three months ended September 30, 2014 and 2013, the amortization charge was $0.9 million and $0.1 million, respectively.

Most of the interest incurred was capitalized as part of the PGN FSRU Lampung newbuilding or included in the construction contract expense for the Mooring during the three months ended September 30, 2013. Capitalization of interest ceased in the middle of May 2014 when the PGN FSRU Lampung and the Mooring were substantially complete and therefore there was no interest capitalized for the three months ended September 30, 2014. Capitalized interest was $1.6 million for the three months ended September 30, 2013.

Other Items, Net. The following table sets forth details of our other items for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Other items, net	$—	$(429)	$(429)

Other items, net for the three months ended September 30, 2014 was $0.4 million, primarily due to withholding tax that is payable on interest expense for three months ended September 30, 2014 to parties outside of Singapore and Indonesia.

Income Before Tax. The following table sets forth details of our income before tax for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Income (loss) before tax	$4,431	$5,341	$910

Income before tax for the three months ended September 30, 2014 was $5.3 million, an increase of $0.9 million from income before tax of $4.4 million for the three months ended September 30, 2013. The increase was primarily due to the start of operations of the PGN FSRU Lampung. The positive variance from start of operations was partially offset by the decrease in the equity in earnings of joint ventures of $1.5 million, the lower margin on the construction contract for the Mooring of $2.2 million and negative variance on total financial income (expense), net of $2.2 million.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Income tax expense	$—	$(143)	$(143)

Income tax expense for the three months ended September 30, 2014 was $0.1 million, a negative variance of $0.1 million compared with the three months ended September 30, 2013. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings in Indonesia and Singapore starting in the fourth quarter of 2013. For the three months ended September 30, 2014, the majority of income taxes related to the Singapore subsidiary primarily on net interest income.

A deferred tax benefit of $25 related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income in the unaudited interim consolidated combined carve-out statements of comprehensive income for the three months ended September 30, 2014.

For the three months ended September 30, 2013, none of our activities were in jurisdictions subject to tax.

Pursuant to the terms of the PGN FSRU Lampung time charter, we are reimbursed, as a component of time charter revenues, for income taxes arising in Indonesia related to time charter activities from the time charter commences.

Net Income. The following table sets forth details of our net income for the three months ended September 30, 2014 and 2013:

			Positive
	Three Months Ended September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Net income (loss)	$4,431	$5,198	$767

As a result of the foregoing, net income for the three months ended September 30, 2014 was $5.2 million, an increase of $0.8 million compared with net income of $4.4 million for the three months ended September 30, 2013.

Segments

We have two segments, which are the “Majority Held FSRUs” and the “Joint Venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to our joint ventures are included in “Other.” As of September 30, 2014 and 2013, Majority Held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring under construction. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting. As of September 30, 2014 and 2013, Joint Venture FSRUs included two 50.0%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, each of which operates under a long-term time charter with GDF Suez.

We measure our segment profit based on Segment EBITDA. Segment EBITDA is reconciled to net income for each segment in the segment table below. Please read “Non-GAAP Financial Measures” for a definition of Segment EBITDA and a further reconciliation to net income, the comparable U.S. GAAP financial measure, for all periods presented.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended September 30, 2014 and 2013:

	Three Months Ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Time charter revenues	$—	$10,371	$10,371
Construction contract revenues	11,636	6,153	(5,483)

Total revenues	11,636	16,524	4,888

Voyage & vessel operating expenses	—	(2,699)	(2,699)
Administrative expenses	(1,117)	(1,387)	(270)
Construction contract expense	(10,107)	(6,845)	3,262

Segment EBITDA	412	5,593	5,181

Depreciation and amortization	—	(329)	(329)

Operating income (loss)	412	5,264	4,852

Financial income (expense), net	(11)	(2,978)	(2,967)

Income (loss) before tax	401	2,286	1,885

Income tax expense	—	(143)	(143)

Net income (loss)	$401	$2,143	$1,742

Time charter revenues for the three months ended September 30, 2014 were $10.4 million, an increase of $10.4 million from the three months ended September 30, 2013 due to the start of the time charter hire for PGN FSRU Lampung. Construction contract revenues for the three months ended September 30, 2014 were $6.2 million, a decrease of $5.4 million from $11.6 million for the three months ended September 30, 2013. The main reason for the decrease in construction contract revenue for the three months ended September 30, 2014 was less activity reflecting 94% project completion as of September 30, 2014 compared with 37% as of September 30, 2013.

Voyage and vessel operating expenses of $2.7 million for the three months ended September 30, 2014 were incurred in preparing for the start of the time charter, for LNG used during testing and vessel operations since the time charter commenced July 21, 2014. There were no corresponding expenses for the same period of 2013.

Administrative expenses for the three months ended September 30, 2014 were $1.4 million, an increase of $0.3 million from $1.1 million for the three months ended September 30, 2013. Higher expenses were due to higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations.

Construction contract expense decreased by $3.3 million for the three months ended September 30, 2014 compared with the three months ended September 30, 2013 due to the advanced stage of completion of the Mooring construction project and the delay liquidated damages of approximately $6.1 million incurred during the three months ended September 30, 2014.

Segment EBITDA for the three months ended September 30, 2014 was $5.6 million, an increase of $5.2 million from $0.4 million for the three months ended September 30, 2013 primarily to the start of time charter hire.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended September 30, 2014 and 2013:

	Three Months Ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Time charter revenues	$10,694	$10,382	$(312)

Vessel operating expenses	(2,329)	(1,824)	505
Administrative expenses	(221)	(305)	(84)

Segment EBITDA	8,144	8,253	109

Depreciation and amortization	(2,262)	(2,288)	(26)

Operating income	5,882	5,965	83

Gain (loss) on derivative instruments	3,200	1,378	(1,822)
Other income (expense), net	(4,533)	(4,285)	248

Net income (loss)	$4,549	$3,058	$(1,491)

The segment results for the Joint Venture FSRUs are presented using the proportionate consolidation method (which differs from the equity method used in the historical unaudited interim combined carve-out financial statements).

Total time charter revenues were $10.4 million and $10.7 million for the three months ended September 30, 2014 and 2013, respectively. The $0.3 million decrease is principally due to lower vessel operating expenses that are invoiced to the charterer on a pass through basis. Therefore, if the costs are lower, the revenue is correspondingly reduced.

Vessel operating expenses for the three months ended September 30, 2014 were $1.8 million, a decrease of $0.5 million compared to $2.3 million for the three months ended September 30, 2013. Vessel operating cost can vary between quarters depending on the stationing of the vessels and level of activity. In addition, the insurance cost for the GDF Suez Cape Ann was lower in 2014 than 2013 due to the modifications in 2013 of the vessel to be an FSRU. Administrative expenses for the three months ended September 30, 2014 increased $0.1 million compared with the three months ended September 30, 2013.

Segment EBITDA was $8.3 million for the three months ended September 30, 2014 compared with $8.1 million for the three months ended September 30, 2013.

Other. The following table sets forth details of results for the three months ended September 30, 2014 and 2013:

	Three Months Ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2013	2014	variance
Administrative expenses	$(1,045)	$(1,383)	$(338)

Segment EBITDA	(1,045)	(1,383)	(338)

Operating income (loss)	(1,045)	(1,383)	(338)

Interest income	526	1,380	854

Income (loss) before tax	(519)	(3)	516

Income tax expense	—	—	—

Net income (loss)	$(519)	$(3)	$516

Administrative expenses and Segment EBITDA for the three months ended September 30, 2014 was $1.4 million, an increase of $0.3 million from $1.1 million for the three months ended September 30, 2013. “Other” includes unallocated corporate costs that are considered to benefit the entire organization. For the three months ended September 30, 2014, expenses of $0.6 million were incurred for preparation for the IPO, a decrease of $0.2 million from $0.8 million for the three months ended September 30, 2013. The remaining increase in administrative expenses of approximately $0.5 million relates to a combination of higher allocated and actual cost in the three months ended September 30, 2014 compared with the allocations in the three months ended September 30, 2013.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures and our $140 demand note from Höegh LNG.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks and debt and equity financings. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. With the start of operation of the PGN FSRU Lampung under her time charter, we believe our cash flows from operations and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In connection the IPO, we entered into an $85 million sponsor credit facility with Höegh LNG, which we believe will provide us with adequate liquidity to fund our distributions given our expected level of debt amortization. We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business. Generally, our long-term source of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

In addition, during the second quarter of 2014, we received a partial payment from PGN for the Mooring. This cash was used to fund certain of our obligations for funding the PGN FSRU Lampung and the Mooring such that we did not draw the remaining outstanding balance of $12.1 million on the $299 million Lampung facility. We have received acceptance from PGN for the PGN FSRU Lampung project which also entitles us to invoice for the final Mooring payment. We expect to use part of the cash from the prior Mooring payment and the final payment to: 1) fund a restricted cash account of approximately $16 million that can only be used for settlement of loan payments as required by the Lampung facility agreement such that we will not need to build up the balance of restricted cash from future cash flows from operations; and 2) repay approximately $7.9 million of outstanding debt on the Lampung facility such that our future debt service requirements will be reduced.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Nine months ended
	September 30,
(in thousands of U.S. dollars)	2013	2014
Net cash provided by (used in) operating activities	$(26,142)	$23,632
Net cash used in investing activities	(27,798)	(166,420)
Net cash provided by financing activities	53,940	188,016

Increase (decrease) in cash and cash equivalents	—	45,228
Cash and cash equivalents, beginning of period	100	108

Cash and cash equivalents, end of period	$100	$45,336

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $23.6 million for the nine months ended September 30, 2014 compared with net cash used in operating activities of $26.1 million for the nine months ended September 30, 2013. Cash flows from operating activities reflect that part of the mooring payment was received in 2014 and the time charter hire commenced for the PGN FSRU Lampung while the FSRU has not been delivered and started operations in the corresponding period of 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities was $166.4 million and $27.8 million for the nine months ended September 30, 2014 and 2013, respectively. The increase in net cash used in investing activities of $138.6 million between the periods was mainly the result of the final 60.0% payment and payments for change orders in the second quarter of 2014 at delivery of the PGN FSRU Lampung.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $188.0 million and $53.9 million for the nine months ended September 30, 2014 and 2013, respectively.

Net cash provided by financing activities during the nine months ended September 30, 2014 was impacted by the closing of our IPO and the application of funds. We received net proceeds, after deduction for the underwriters’ discounts and expenses of the offering, of $203.5 million. We lent $140 million to Höegh LNG pursuant to an interest bearing demand note and distributed $43.5 million in cash from the proceeds to Höegh LNG. We kept $20 million of the IPO proceeds for general partnership purposes.

In addition, we drew $257.1 million on the $299 million Lampung facility that was used for payments for the contractual commitments for the PGN FSRU Lampung and the Mooring construction contract expenses. Part of the proceeds of the debt was use to repay $73.9 million of amounts, loans and promissory notes from owners and affiliates. Following the first Mooring payment, we also repaid the full Mooring tranche of $32.1 million on July 3, 2014.

During the nine months ended September 30, 2013, most of our funding was provided by $59.6 million drawn on loans and promissory notes from owners and affiliates.

As a result of the foregoing, cash and cash equivalents increased by $45.2 million for the nine months ended September 30, 2014 and zero for the nine months ended September 30, 2013. Approximately $18.6 million of the cash is held by our subsidiary owning the PGN FSRU Lampung and will be used to cover any remaining commitments for the FSRU and Mooring, operating commitments and to make an early repayment of approximately $7.9 million on the $299 million Lampung facility.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses are denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2014 and 2013, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of September 30, 2014, there are forward starting interest rate swap agreements on the $299 million Lampung floating rate debt that are designated as cash flow hedges for accounting purposes. No derivative instruments were outstanding as of December 31, 2013. As of September 30, 2014, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$237,100	$(7,416)	Sept 2026	2.8%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, demand note due from Höegh LNG and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Vessels are generally chartered to international counterparties in the energy sector with appropriate credit ratings. Höegh LNG has incentives to honor its commitments to the Partnership given its ownership of the Partnership’s general partner, IDRs, common and subordinated units.

Concentrations of risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, unbilled construction contract income, demand note from owner and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, some of the time charters require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. The Partnership has no significant advances for construction since the PGN FSRU Lampung and the Mooring were delivered to us in the second quarter of 2014.

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as our lenders, to assess our financial and operating performance. We believe that Segment EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units. We believe Adjusted EBITDA benefits investors in comparing our results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Nine Months Ended September 30, 2014
		Joint venture			Consolidated
	Majority	FSRUs		Total	& combined
	held	(proportional		Segment	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	reporting
Reconciliation to net income (loss)
Net income (loss)	$(318)	(738)	(2,816)	(3,872)	$(3,872)
Interest income	—	—	(2,443)	(2,443)	(2,443)
Interest expense, net (1)	4,842	12,897	162	17,901	5,004
Depreciation and amortization	1,309	6,861	—	8,170	1,309
Income tax (benefit) expense	376	—	—	376	376
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	12,897
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	6,861
Other financial items (2)	1,321	5,549	—	6,870	1,321
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	5,549

Segment EBITDA	7,530	24,569	(5,097)	27,002	27,002

Cash collection/ principal payment on direct financing lease	662	—	—	662	662

Adjusted EBITDA	$8,192	24,569	(5,097)	27,664	$27,664

	Nine Months Ended September 30, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$2,345	32,309	(567)	34,087	$34,087
Interest income	—	—	(1,617)	(1,617)	(1,617)
Interest expense, net (1)	34	13,608	—	13,642	34
Depreciation and amortization	—	6,785	—	6,785	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	13,608
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	6,785
Other financial items (2)	—	(28,461)	—	(28,461)	—
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(28,461)

Segment EBITDA	2,379	24,241	(2,184)	24,436	24,436

Cash collection/ principal payment on direct financing lease	—	—	—	—	—

Adjusted EBITDA	$2,379	24,241	(2,184)	24,436	24,436

	Three Months Ended September 30, 2014
		Joint venture			Consolidated
	Majority	FSRUs		Total	& combined
	held	(proportional		Segment	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	reporting
Reconciliation to net income (loss)
Net income (loss)	$2,143	3,058	(3)	5,198	$5,198
Interest income	—	—	(1,542)	(1,542)	(1,542)
Interest expense, net (1)	2,549	4,285	162	6,996	2,711
Depreciation and amortization	329	2,288	—	2,617	329
Income tax (benefit) expense	143	—	—	143	143
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,285
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,288
Other financial items (2)	429	(1,378)	—	(949)	429
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,378)

Segment EBITDA	5,593	8,253	(1,383)	12,463	12,463

Cash collection/ principal payment on direct financing lease	662	—	—	662	662

Adjusted EBITDA	$6,255	8,253	(1,383)	13,125	$13,125

	Three Months Ended September 30, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment Reporting	Combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$401	4,549	(519)	4,431	$4,431
Interest income	—	—	(526)	(526)	(526)
Interest expense, net (1)	11	4,533	—	4,544	11
Depreciation and amortization	—	2,262	—	2,262	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,533
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,262
Other financial items (2)	—	(3,200)	—	(3,200)	—
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,200)

Segment EBITDA	412	8,144	(1,045)	7,511	7,511

Cash collection/ principal payment on direct financing lease	—	—	—	—	—

Adjusted EBITDA	$412	8,144	(1,045)	7,511	$7,511

(1)	Interest expense, net includes intercompany interest income that eliminates for the Total Segment and Consolidated and combined carve-out reporting.
(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	our anticipated growth strategies;

•	our anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs;

•	our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of our existing or future customers;

•	our ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Höegh LNG in the future, including the FSRU Independence and Höegh LNG’s two FSRU newbuildings;

•	our continued ability to enter into long-term, fixed-rate charters;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	expected demand in the LNG shipping sector in general and the demand for vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC, including our Registration Statement on Form F-1 for the IPO, which was declared effective on August 7, 2014.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE- OUT FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three and Nine Months Ended September 30, 2014 and 2013	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2014 and 2013	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2014 and December 31, 2013	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Nine Months Ended September 30, 2014 and 2013	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2013	F-7

Notes to the Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-9

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF INCOME

(in thousands of U.S. dollars except per unit amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2014	2013	2014	2013
REVENUES
Time charter revenues	13,14	$10,371	—	10,371	$—
Construction contract revenues	5	6,153	11,636	42,765	33,992

Total revenues	4	16,524	11,636	53,136	33,992

OPERATING EXPENSES
Voyage expenses		(798)	—	(798)	—
Vessel operating expenses		(1,901)	—	(3,046)	—
Construction contract expenses	5,13,14	(6,845)	(10,107)	(37,579)	(28,457)
Administrative expenses		(2,770)	(2,162)	(9,280)	(5,340)
Depreciation and amortization	10	(329)	—	(1,309)	—

Total operating expenses		(12,643)	(12,269)	(52,012)	(33,797)

Equity in earnings (losses) of joint ventures	4,12	3,058	4,549	(738)	32,309

Operating income (loss)	4	6,939	3,916	386	32,504

FINANCIAL INCOME (EXPENSES), NET
Interest income	13	1,542	526	2,443	1,617
Interest expense	13	(2,711)	(11)	(5,004)	(34)
Other items, net		(429)	—	(1,321)	—

Total financial income (expense), net	6	(1,598)	515	(3,882)	1,583

Income (loss) before tax		5,341	4,431	(3,496)	34,087

Income tax expense	7	(143)	—	(376)	—

Net income (loss)	4	$5,198	4,431	(3,872)	$34,087

Earnings per unit	19
Common unit public (basic and diluted)		$0.2628	—	—	—
Common unit Höegh LNG (basic and diluted)		$0.2628	—	—	—
Subordinated unit (basic and diluted)		$0.2628	—	—	—

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED AND CARVE-OUT

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net income (loss)	$5,198	4,431	(3,872)	$34,087
Unrealized gains (losses) on cash flow hedge	(100)	—	(7,416)	—
Income tax benefit	25	—	1,854	—

Other comprehensive income (loss)	(75)	—	(5,562)	—

Comprehensive income (loss)	$5,123	4,431	(9,434)	$34,087

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents	15	$45,336	$108
Restricted cash	15	21,905	—
Trade receivables		7,383	—
Unbilled construction contract income	5	3,864	54,473
Demand note due from owner	13,15	141,120	—
Advances to joint ventures	8,15	6,975	7,112
Deferred debt issuance cost		2,644	2,725
Bunkers		2,670	—
Current portion of net investment in direct financing lease	4,9	2,807	—
Current deferred tax asset	7	1,306	—
Prepaid expenses and other receivables		2,659	705

Total current assets		238,669	65,123

Long-term assets
Restricted cash	15	—	10,700
Newbuildings	4,10,13	—	122,517
Other equipment		62	85
Advances to joint ventures	8,15	13,637	17,398
Deferred debt issuance cost		13,172	6,931
Deferred charges		—	3,912
Net investment in direct financing lease	4,9	291,516	—
Long-term deferred tax asset	7	548	64
Other long-term assets		26,333	—

Total long-term assets		345,268	161,607

Total assets	4	$583,937	$226,730

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2014	2013
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	11	$21,503	$—
Trade payables		6,969	—
Amounts due to owners and affiliates	13,15	4,940	15,207
Loans and promissory notes due to owners and affiliates	2a,3,13,15	812	193,430
Value added and withholding tax liability		—	2,987
Derivative financial instruments	15,16	5,473	—
Current deferred tax liability	7	—	64
Accrued liabilities and other payables		18,651	7,843

Total current liabilities		58,348	219,531

Long-term liabilities
Accumulated losses of joint ventures	4,12	55,038	54,300
Long-term debt	11	203,496	—
Derivative financial instruments	15,16	1,943	—
Prepaid and deferred revenue		—	934
Other long-term liabilities		26,298	—

Total long-term liabilities		286,775	55,234

Total liabilities		345,123	274,765

EQUITY
Owner’s equity		—	(48,035)
Common units public		206,368	—
Common units Höegh LNG		5,266	—
Subordinated units		32,742	—

Total Partners’ capital		244,376	—

Accumulated other comprehensive income		(5,562)	—

Total equity	2a,3	238,814	(48,035)

Total liabilities and equity		$583,937	$226,730

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

(in thousands of U.S. dollars)

	Owner’s Equity	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Total Partners’ Capital/ Owner’s Equity
Combined carve-out balance as of January 1, 2013	$(53,229)	—	—	—	—	$(53,229)
Carve-out net income	40,527	—	—	—	—	40,527
Other comprehensive income	—	—	—	—	—	—
Carve-out distributions to owner, net	(35,333)	—	—	—	—	(35,333)

Combined carve-out balance as of December 31, 2013	(48,035)	—	—	—	—	(48,035)
Carve-out net loss (January 1- August 12, 2014)	(10,786)	—	—	—	—	(10,786)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)

Combined carve-out balance as of August 12, 2014	31,640	—	—	—	(5,900)	25,740
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(77,439)	—	10,730	66,709	—	—
Net proceeds from IPO net of underwriters’ discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income		2,901	556	3,457	—	6,914
Other comprehensive income	—	—	—	—	338	338
Contribution to equity	—	—	3	20	—	23

Consolidated balance as of September 30, 2014	$—	206,368	5,266	32,742	(5,562)	$238,814

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$(3,872)	$34,087
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,309	—
Equity in earnings of joint ventures	738	(32,309)
Accrued interest income on advances to joint ventures and demand note	(1,975)	(1,054)
Amortization of deferred debt issuance cost	3,048	285
Accrued interest expense on loans from owners	774	11
Refundable value added tax liability on import	(26,298)	—
Changes in working capital:
Restricted cash	(8,512)	—
Trade receivables	(7,383)	—
Unbilled construction contract income	50,609	(33,992)
Bunkers	(2,670)	—
Prepaid expenses and other receivables	(2,106)	(114)
Trade payables	6,969	2,824
Amounts due to owners and affiliates	4,940	—
Value added and withholding tax liability	(3,293)	—
Accrued liabilities and other payables	11,354	4,120

Net cash provided by (used in) operating activities	23,632	(26,142)

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(169,143)	(31,760)
Receipts from repayment of principal on advances to joint ventures	4,753	3,962
Receipts from repayment of principal on direct financing lease	663	—
(Increase) decrease in restricted cash	(2,693)	—

Net cash used in investing activities	(166,420)	(27,798)

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine months ended
	September 30,
	2014	2013
FINANCING ACTIVITIES
Proceeds from long-term debt	$257,099	$—
Proceeds from amounts due to owners and affiliates	10,193	—
Proceeds from loans and promissory notes due to owners and affiliates	650	59,585
Repayment of long-term debt	(32,100)	—
Repayment of amounts due to owners and affiliates	(25,400)	—
Repayment of loans and promissory notes due to owners and affiliates	(48,500)	—
Contributions from (distributions to) owner	(11,016)	(4,028)
Customer loan for funding of value added liability on import	26,298	—
Payment of debt issuance cost	(9,208)	(1,617)
Proceeds from initial public offering, net of underwriters’ discounts and expenses of offering (note 3)	203,467	—
Cash from proceeds of initial public offering distributed to Höegh LNG	(43,467)	—
Payment of demand note due from Höegh LNG	(140,000)	—

Net cash provided by financing activities	188,016	53,940

Increase (decrease) in cash and cash equivalents	45,228	—
Cash and cash equivalents, beginning of period	108	100

Cash and cash equivalents, end of period	$45,336	$100

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i) 11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. The joint ventures and the subsidiaries are, collectively, referred to as the “Combined Entities” in the combined carve-out financial statements. The PGN FSRU Lampung, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that will transport the gas to a land terminal. PT Hoegh LNG Lampung and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and will use the Mooring that was constructed and installed for the charterer and is being sold to PT PGN LNG, a subsidiary of Perusahaan Gas Negara (Persero) Tbk (“PGN”).

The following table lists the entities included in these consolidated and combined carve-out financial statements and their purpose as of September 30, 2014.

Name	Jurisdiction of Incorporation	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated and combined carve-out financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

a.	Basis of presentation

The accompanying condensed consolidated and combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated and combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2013, included in the Partnership’s Registration Statement on Form F-1 declared effective by the SEC on August 7, 2014 (the “Registration Statement”).

As of August 13, 2014, financial statements of the Partnership are consolidated since it was a separate legal entity owning the interests in the subsidiaries and joint ventures. Prior to that date, the income statement, balance sheet and cash flows, as converted to US GAAP, have been carved out of the consolidated financial statements of Höegh LNG and are presented on a combined carve-out basis for the Combined Entities. The combined carve-out financial statements include the related assets, liabilities, revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung. In addition, the investment in 50% of the joint ventures using the equity method of accounting, and the related advances to joint ventures and interest income on the advances, are included in the combined carve-out financial statements. The combined carve-out financial statements prior to August 13, 2014, also include allocations of certain administrative expenses. The basis for the allocations are described in note 2 of the audited combined carve-out financial statements for the year ended December 31, 2013, included in the Registration Statement. Movements in carve-out balances, interest income and allocated cost have been accounted for as net contributions or distributions to owner in equity in the combined carve-out balance sheet. Refer to note 13 for a specification of allocated administrative expenses for the three and nine months ended September 30, 2014 and 2013.

Management has deemed the allocations reasonable to present the interim financial position, results of operations and cash flows of the Combined Entities on a stand-alone basis for periods prior to August 13, 2014. However, the financial position, results of operations and cash flows of the Combined Entities may differ from those that would have been achieved had the Partnership operated autonomously for all periods presented as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, the unaudited condensed interim consolidated and combined carve-out financial statements for the three and nine months ended September 30, 2014 do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Included in the combined carve-out equity as of August 12, 2014, are amounts related to promissory notes and related accrued interest due to Höegh LNG. Höegh LNG’s receivables for the promissory notes and related accrued interest of the Partnership’s subsidiaries were contributed to the Partnership as part of the Formation transactions. Refer to note 3 for additional discussion of the contribution. As a result, the liabilities of the Partnership’s subsidiaries are eliminated in consolidation since there are no longer external liabilities to the Partnership. Accordingly, this is equivalent to not transferring the subsidiaries’ liabilities to the Partnership. Therefore, the corresponding amounts have been eliminated for the Partnership’s opening equity position as of August 12, 2014. Details of the liabilities eliminated are as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of
(in thousands of U.S. dollars)	August 12, 2014
Accrued interest on $48.5 million Promissory note due to Höegh LNG transferred to Partnership	$(1,684)
Accrued interest on $101.5 million Promissory note due to Höegh LNG transferred to Partnership	(2,947)
$40.0 million Promissory note and accrued interest due to Höegh LNG transferred to Partnership	(41,168)

Elimination to equity August 12, 2014	$45,799

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated and combined carve-out financial statements are consistent with those applied in the audited combined carve-out financial statements for the year ended December 31, 2013 included in the Registration Statement.

c.	New accounting standards

In May 2014, a new accounting standard, Revenue from Contracts with Customers, was issued by the FASB. Under the new standard, revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. The standard is effective for annual periods beginning after December 15, 2016 and early adoption is not permitted. The Partnership is currently assessing the impact the adoption this standard will have on the consolidated financial statements.

3. Formation transactions and Initial Public Offering

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the subsequent IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Mooring), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann);

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh Lampung;

(iv)	These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership. However, for purposes of the combined carve-out financial statements, the (i) net assets of the entities and the (ii) shareholder loans to the joint ventures are included in the carve-out balance sheet as of December 31, 2013 and June 30, 2014;

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter;

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership; and

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters agreement option to purchase additional common units reducing the number of common units owned by Höegh LNG by the corresponding number of units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriter’s discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which the Partnership can elect to utilize as part of the purchase consideration in the event the Partnership purchases all or a portion of Höegh LNG’s interests in the Independence, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters’ discounts, structuring fees and incremental direct IPO expenses	(17,333)

Net proceeds from IPO	203,467

Loan of initial public offering proceeds to Höegh LNG for Demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)

Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	A $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK will provide certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into an administrative services agreement with Höegh LNG AS (“Höegh Norway”), pursuant to which Höegh Norway will provide Höegh UK certain administrative services.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the GDF Suez Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and the owner of the PGN FSRU Lampung is a party to a technical information and services agreement with Höegh Norway.

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures are included in “Other.”

As of September 30, 2014, Majority held FSRUs includes the direct financing lease of the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The PGN FSRU Lampung has a long-term time charter with PGN. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting. Following the acceptance date in the fourth quarter of 2014, the final invoice for the Mooring can be issued. As of September 30, 2013 and December 31, 2013, the PGN FSRU Lampung was under construction and was classified as a newbuilding.

As of September 30, 2014 and 2013, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long-term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the audited consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

The following tables include the results for the segments for the three and nine months ended September 30, 2014 and 2013 and selected balance sheet information as of September 30, 2014 and December 31, 2013.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		& combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Time charter revenues	$10,371	10,382	—	20,753	(10,382)	$10,371
Construction contract revenues	6,153	—	—	6,153	—	6,153

Total revenues	16,524	10,382	—	26,906		16,524

Operating expenses	(4,086)	(2,129)	(1,383)	(7,598)	2,129	(5,469)
Construction contract expenses	(6,845)	—	—	(6,845)	—	(6,845)
Equity in earnings of joint ventures	—	—	—	—	3,058	3,058

Segment EBITDA	5,593	8,253	(1,383)	12,463

Depreciation and amortization	(329)	(2,288)	—	(2,617)	2,288	(329)

Operating income (loss)	5,264	5,965	(1,383)	9,846		6,939

Gain (loss) on derivative instruments	—	1,378	—	1,378	(1,378)	—
Other financial income (expense), net	(2,978)	(4,285)	1,380	(5,883)	4,285	(1,598)

Income (loss) before tax	2,286	3,058	(3)	5,341	—	5,341

Income tax expense	(143)	—	—	(143)	—	(143)

Net income (loss)	$2,143	3,058	(3)	5,198	—	$5,198

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2013
		Joint venture
	Majority	FSRUs		Total		Combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Time charter revenues	$—	10,694		10,694	(10,694)	$—
Construction contract revenues	11,636	—	—	11,636	—	11,636

Total revenues	11,636	10,694	—	22,330		11,636

Operating expenses	(1,117)	(2,550)	(1,045)	(4,712)	2,550	(2,162)
Construction contract expenses	(10,107)	—	—	(10,107)	—	(10,107)
Equity in earnings of joint ventures	—	—	—	—	4,549	4,549

Segment EBITDA	412	8,144	(1,045)	7,511

Depreciation and amortization	—	(2,262)	—	(2,262)	2,262	—

Operating income (loss)	412	5,882	(1,045)	5,249		3,916

Gain (loss) on derivative instruments	—	3,200	—	3,200	(3,200)	—
Other financial income (expense), net	(11)	(4,533)	526	(4,018)	4,533	515

Income (loss) before tax	401	4,549	(519)	4,431	—	4,431

Income tax expense	—	—	—	—	—	—

Net income (loss)	$401	4,549	(519)	4,431	—	$4,431

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		& combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Time charter revenues	$10,371	30,731	—	41,102	(30,731)	$10,371
Construction contract revenues	42,765	—	—	42,765	—	42,765

Total revenues	53,136	30,731	—	83,867		53,136

Operating expenses	(8,027)	(6,162)	(5,097)	(19,286)	6,162	(13,124)
Construction contract expenses	(37,579)	—	—	(37,579)	—	(37,579)
Equity in earnings of joint ventures	—	—	—	—	(738)	(738)

Segment EBITDA	7,530	24,569	(5,097)	27,002

Depreciation and amortization	(1,309)	(6,861)	—	(8,170)	6,861	(1,309)

Operating income (loss)	6,221	17,708	(5,097)	18,832		386

Gain (loss) on derivative instruments	—	(5,531)	—	(5,531)	5,531	—
Other financial income (expense), net	(6,163)	(12,915)	2,281	(16,797)	12,915	(3,882)

Income (loss) before tax	58	(738)	(2,816)	(3,496)	—	(3,496)

Income tax expense	(376)	—	—	(376)	—	(376)

Net income (loss)	$(318)	(738)	(2,816)	(3,872)	—	$(3,872)

	As of September 30, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		& combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Newbuildings	$—	—	—	—	—	$—
Vessels, net of accumulated depreciation	—	281,153	—	281,153	(281,153)	—
Net investment in direct financing lease	294,323	—	—	294,323	—	294,323
Advances to joint ventures	—	—	20,612	20,612	—	20,612
Total assets	395,730	302,363	188,207	886,300	(302,363)	583,937
Accumulated losses of joint ventures	—	—	50	50	(55,088)	(55,038)
Expenditures for newbuildings, vessels & equipment	170,660	1,629	—	172,289	(1,629)	170,660
Expenditures for drydocking	—	—	—	—	—	—
Principal repayment direct financing lease	$662	—	—	662	—	$662

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2013
		Joint venture
	Majority	FSRUs		Total		Combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Time charter revenues	$—	30,756	—	30,756	(30,756)	$—
Construction contract revenues	33,992	—	—	33,992	—	33,992

Total revenues	33,992	30,756	—	64,748		33,992

Operating expenses	(3,156)	(6,515)	(2,184)	(11,855)	6,515	(5,340)
Construction contract expenses	(28,457)	—	—	(28,457)	—	(28,457)
Equity in earnings of joint ventures	—	—	—	—	32,309	32,309

Segment EBITDA	2,379	24,241	(2,184)	24,436

Depreciation and amortization	—	(6,785)	—	(6,785)	6,785	—

Operating income (loss)	2,379	17,456	(2,184)	17,651		32,504

Gain (loss) on derivative instruments	—	28,480	—	28,480	(28,480)	—
Other financial income (expense), net	(34)	(13,627)	1,617	(12,044)	13,627	1,583

Income (loss) before tax	2,345	32,309	(567)	34,087	—	34,087

Income tax expense	—	—	—	—	—	—

Net income (loss)	$2,345	32,309	(567)	34,087	—	$34,087

	As of December 31, 2013
		Joint venture
	Majority	FSRUs		Total		Combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Newbuildings	$122,517	—	—	122,517	—	$122,517
Vessels, net of accumulated depreciation	—	286,460	—	286,460	(286,460)	—
Advances to joint ventures	—	—	24,510	24,510	—	24,510
Total assets	202,220	307,335	24,510	534,065	(307,335)	226,730
Accumulated losses of joint ventures	—	—	50	50	(54,350)	(54,300)
Expenditures for newbuildings, vessels & equipment	36,450	522	—	36,972	(522)	36,450
Expenditures for drydocking	$—	—	—	—	—	$—

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Construction contract revenues and unbilled construction contract income

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2014	2013	2014	2013
Construction contract revenue	$6,153	11,636	42,765	$33,992
Construction contract expenses	(6,845)	(10,107)	(37,579)	(28,457)

Recognized contract margin (loss)	$(692)	1,529	5,186	$5,535

As part of its agreement with PGN, the Partnership’s subsidiary is responsible for the construction and installation of the Mooring for PGN. As of September 30, 2014 and 2013, the Mooring project is estimated to be 94% and 37% completed, respectively. During the third quarter of 2014, delay liquidated damages of approximately $6.1 million were recorded as part of construction contract expenses related to claims from PGN on the project up to September 30, 2014. For additional discussion see note 14. As a result of the claims, the estimate of the total project cost was also upwardly revised based upon estimated total exposure for delay liquidated damages from PGN. As a result of the revision to the estimated total project costs, there was a negative recognized contract margin for the three months ended September 30, 2014.

The unbilled construction contract income of $3,864 and $54,473 for the periods ended September 30, 2014 and December 31, 2013, respectively, relate to the construction of the Mooring for PGN. The unbilled construction contract income represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over the amount of contract billings to date.

6. Financial income (expenses)

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2014	2013	2014	2013
Interest income	$1,542	526	2,443	$1,617
Interest expense:
Interest expense	(1,730)	(1,006)	(6,099)	(2,680)
Commitment fees	(84)	(510)	(1,304)	(1,372)
Amortization of debt issuance cost	(897)	(96)	(3,048)	(285)
Capitalized interest	—	1,601	5,447	4,303

Total interest expense	(2,711)	(11)	(5,004)	(34)

Other items, net:
Foreign exchange gain (loss)	20	—	(43)	—
Bank charges and fees	(20)	—	(21)	—
Withholding tax on interest expense and other	(429)	—	(1,257)	—

Total other items, net	(429)	—	(1,321)	—

Total financial income (expense), net	$(1,598)	515	(3,882)	$1,583

Interest income for the three and nine months ended September 30, 2014 consists of interest income on the advances to the joint ventures and interest income on the demand note due from Höegh LNG. For the corresponding periods of 2013, all interest income relates to advances to the joint ventures.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiary incorporated in Singapore and its FSRU-owing entity incorporated in Indonesia. The income tax expense recorded in the consolidated combined carve-out income statements was $143 and $376 for the three and nine months ended September 30, 2014, respectively. During the same periods of 2013, all of the activities were organized in jurisdictions not subject to corporate income taxes.

A deferred tax benefit of $25 and $1,854 related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income on the unaudited interim condensed combined carve-out statements of comprehensive income for the three and nine months ended September 30, 2014.

8. Advances to joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Current portion of advances to joint ventures	$6,975	$7,112
Long-term advances to joint ventures	13,637	17,398

Advances/shareholder loans to joint ventures	$20,612	$24,510

The Partnership had advances of $10.7 million and $12.6 million due from SRV Joint Gas Ltd. as of September 30, 2014 and December 31, 2013, respectively. The Partnership had advances of $9.9 million and $11.9 million due from SRV Joint Gas Two Ltd. as of September 30, 2014 and December 31, 2013, respectively.

9. Net investment in direct financing lease

The time charter for the PGN FSRU Lampung is accounted for as a direct financing lease. The lease element of time charter hire is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the balance sheets as net investments in direct financing leases, a receivable, as follows:

As of
September 30,
(in thousands of U.S. dollars)	2014
Minimum lease payments	$591,242
Unguaranteed residual value	146,000
Unearned income	(445,352)
Initial direct cost, net	3,095

Net investment in direct financing lease at inception	294,985

Principal repayment and amortization for July 21 to September 30, 2014	(662)

Net investment in direct financing lease at September 30, 2014	294,323

Less: Current portion	(2,807)

Long term net investment in direct financing lease	$291,516

There was no allowance for doubtful accounts as of September 30, 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Newbuildings

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Newbuilding beginning of period	$122,517	$86,067
Additions	167,368	29,519
Capitalized interest	3,292	6,931
Transfer to vessel/ net investment in direct financing lease	(293,177)	—

Newbuilding end of period	$—	$122,517

In mid-May 2014, the PGN FSRU Lampung was deemed substantially complete to begin the commissioning under the time charter contract. The newbuilding was transferred on the balance sheet to vessels until such time as the time charter commenced when the vessel was transferred on the balance sheet to net investment in direct financing lease. However, due to delays by the unrelated pipeline contractor completing the pipeline and minor damage to the FSRU by a tugboat during the pipeline installation, the time charter hire did not commence until July 21, 2014. As a result, the vessel was depreciated until the start of the direct financing lease. The depreciation expense for the PGN FSRU Lampung for the three and nine months ended September 30, 2014 was $321 and $1,286, respectively.

11. Long-term debt

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
$ 299 million Lampung facility:
$ 178.6 million Export credit tranche	$178,634	$—
$ 58.5 million FSRU tranche	46,365	—
$ 61.9 million Mooring tranche	—	—

Total debt	224,999	—

Less: Current portion of long-term debt	(21,503)	—

Long-term debt	$203,496	$—

$299 million Lampung facility

In September 2013, PT Hoegh LNG Lampung (the “Borrower”) entered into a secured $299 million term loan facility and $10.7 million standby letter of credit facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. The undrawn $10.7 million standby letter of credit facility supports guarantees to PGN for delivery obligations of the FSRU and Mooring under the lease, operation and maintenance agreement (the “LOM”). Höegh LNG is the guarantor for the facility. On March 4, 2014, the Borrower drew $96 million of the $299 million Lampung facility, of which $28.4 million, $32.1 million and $35.5 million were drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively. On April 8, 2014, the Borrower drew $161.1 million of the $299 million Lampung facility, of which $18.0 million and $143.1 million were drawn on the FSRU tranche and export credit tranche, respectively. On July 3, 2014, the full principal amount of $32.1 million on the Mooring tranche and accrued interest was repaid.

12. Accumulated losses of joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Accumulated losses of joint ventures	$55,038	$54,300

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2014	2013	2014	2013
Total revenues	$20,763	21,388	61,462	$61,512

Operating expenses	(4,257)	(5,099)	(12,324)	(13,030)
Depreciation and amortization	(4,729)	(4,679)	(14,183)	(14,031)

Operating income	11,777	11,610	34,955	34,451

Unrealized gain (loss) on derivative instruments	2,755	6,400	(11,063)	56,957
Other financial expense, net	(8,570)	(9,066)	(25,829)	(27,253)

Net income (loss)	$5,962	8,944	(1,937)	$64,155

Share of joint ventures owned	50%	50%	50%	50%

Share of joint ventures net income (loss) before eliminations	2,981	4,472	(969)	32,078

Eliminations	77	77	231	231

Equity in earnings (losses) of joint ventures	$3,058	4,549	(738)	$32,309

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Cash and cash equivalents	$12,489	$11,578
Other current assets	2,562	2,530

Total current assets	15,051	14,108

Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	581,016	592,092
Other long-term assets	2,265	2,538

Total long-term assets	608,385	619,734

Current portion of long-term debt	19,514	19,522
Amounts and loans due to owners and affiliates	14,162	15,246
Derivative financial instruments	24,259	26,274
Other current liabilities	9,756	8,270

Total current liabilities	67,691	69,312

Long-term debt	507,617	522,136
Loans due to owners and affiliates	27,274	34,795
Derivate financial liabilities	88,843	75,766
Other long-term liabilities	23,376	21,261

Total long-term liabilities	647,110	653,958

Net liabilities	$(91,365)	$(89,428)

Share of joint ventures owned	50%	50%

Share of joint ventures net liabilities before eliminations	(45,683)	(44,714)

Eliminations	(9,355)	(9,586)

Accumulated losses of joint ventures	$(55,038)	$(54,300)

13. Related party transactions

Income (expenses) from related parties

Prior to the closing of the IPO, the Combined Entities were an integrated part of Höegh LNG. As such, Höegh LNG has provided general and corporate management services to the Combined Entities based on actual hours incurred. In addition, management allocated remaining administrative expenses and Höegh LNG management’s share based payment costs until August 12, 2014 based on the number of vessels, newbuildings and business development projects of Höegh LNG. A subsidiary of Höegh LNG has provided the building supervision of the newbuilding and Mooring. Following the completion of the IPO, certain Höegh LNG subsidiaries continue to provide administrative and ship management services based upon agreements with the Partnership. Amounts included in the consolidated and combined carve-out statements of income for the three and nine months ended September 30, 2014 and 2013 or capitalized in the unaudited interim consolidated and condensed combined carve-out balance sheets as of September 30, 2014 and December 31, 2013 are as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended		Nine months ended
Statement of income:	September 30,		September 30,
(in thousands of U.S. dollars)	2014	2013	2014	2013
Revenues
Time charter revenues indemnified by Höegh LNG (1)	$6,526	$—	$6,526	$—
Operating expenses
Vessel operating expenses (2)	(1,901)	—	(3,046)	—
Hours and overhead (3)	(436)	(513)	(1,815)	(1,443)
Allocated administrative expenses (4)	(838)	(1,243)	(4,881)	(2,724)
Construction contract expense: supervision cost (5)	(167)	(267)	(761)	(560)
Construction contract expense: capitalized interest (6)	—	(189)	(690)	(364)
Financial (income) expense
Interest income from joint ventures and demand note (7)	1,542	526	2,443	1,617
Interest expense and commitment fees from Höegh LNG (8)	(363)	(11)	(689)	(34)

Total	$4,363	$(1,697)	$(2,913)	$(3,508)

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Newbuilding
Newbuilding supervision cost (6)	$1,142	$4,935
Interest expense capitalized from Höegh LNG (5)	1,464	4,579

Total	$2,606	$9,514

1)	Time charter revenues indemnified by Höegh LNG: Höegh LNG has made payment of $6.5 million for hire rate payments not received for the PGN FSRU Lampung pursuant to its agreement to indemnify the Partnership under the omnibus agreement. Refer to Indemnifications below and note 14.
2)	Vessel operating expenses: A subsidiary of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: A subsidiary of Höegh LNG provides management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate, which includes a provision for overhead and any associated travel expenses.
4)	Allocated administrative expenses: Administrative expenses of Höegh LNG that cannot be attributed to a specific vessel or project based upon the time-write system have been allocated to the unaudited interim condensed combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG prior to the completion of the IPO. For the three and nine months ended September 30, 2014 and 2013, the allocated expenses also include cost incurred in preparation for the IPO.
5)	Supervision cost: A subsidiary of Höegh LNG manages the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours expended. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest expense capitalized from Höegh LNG and affiliates: As described under 8) below, Höegh LNG and its affiliates have provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
7)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid is treated as a return on investment and included in net cash flows from operating activities.
8)	Interest expense from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans and promissory notes (see Receivables and payables from related parties below) and intercompany funding for the construction of the PGN FSRU Lampung and the construction contract expense of the Mooring. Prior to transfer of the newbuilding and contracts to PT Hoegh LNG Lampung and the establishment of the promissory notes in October 2013, the carve-out financial statements include an allocation of debt and interest expense from Höegh LNG for the funding of construction of the PGN FSRU Lampung and the construction contract expense of the Mooring. Refer to 6) above which describes the interest expense, which was capitalized.

Receivables and payables from related parties

Demand note due from owner

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Demand note due from owner	$141,120	$—

The Partnership lent $140 million to Höegh LNG from net proceeds of the IPO. The note is repayable on demand or the Partnership can elect to utilize the note as part of the purchase consideration in the event all or a portion of Höegh LNG’s interests in the Independence are purchased by the Partnership. The note bears interest at a rate of 5.88% per annum. The balances in the table above include outstanding principal and accrued interest outstanding.

Refer to note 8 for advances to joint ventures.

Amounts, loans and promissory note due to owners and affiliates and debt facilities

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
Amounts due to owners and affiliates	$4,940	$15,207

Amounts due to owners and affiliates principally relate to short term funding and trade payables of operating activities as of September 30, 2014 and capital expenditures as of December 31, 2013 by a subsidiary of Höegh LNG. The balance does not bear interest. When the $299 million Lampung facility was drawn (note 11), the outstanding amount related to short-term funding of capital expenditures of $25.4 million was repaid on March 5, 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2014	2013
$48.5 million Promissory note due to Höegh LNG	$—	$49,507
$101.5 million Promissory note due to Höegh LNG	—	103,606
$40.0 million Promissory note due to Höegh LNG	—	40,317
$85.0 million Revolving credit facility due to Höegh LNG	162	—
Loan due to affiliate	650	—

Loans and promissory notes due to owners and affiliates	$812	$193,430

In the fourth quarter of 2013, promissory notes due to Höegh LNG in the amounts of $48.5 million, $101.5 million and $40.0 million were entered into as a result of the transfer of the PGN FSRU Lampung project to PT Hoegh LNG Lampung. All of the promissory notes and accrued interest were payable on demand. The balances in the table above include outstanding principal and accrued interest outstanding. On February 3, 2014, the $101.5 million Promissory note, excluding accrued interest, was converted to equity. On March 5, 2014, the principal on the $48.5 million promissory note was repaid, excluding accrued interest.

In August 2014, upon the closing of the IPO, Höegh LNG’s receivables for the $40 million promissory note and related accrued interest and the outstanding accrued interest on the $ 48.5 million and $101.5 million promissory notes of the Partnership’s subsidiaries were contributed to the Partnership as part of the Formation transactions. Refer to notes 2a and 3 for additional discussion of the contribution. As a result, the liabilities of the Partnership’s subsidiaries eliminate in consolidation since there are no longer external liabilities to the Partnership.

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is for a term of three years and is unsecured. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. The balance as of September 30, 2014, relates to accrued commitment fees. No amount was drawn on the revolving credit facility.

The loan due to an affiliate was repaid in November 2014.

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $500,000.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September invoice of $6.5 million (refer to note 14);

4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter. The Partnership filed a claim for indemnification for PGN’s September claim for delayed liquidated damages of $5.5 million (refer to note 14); and

5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter.

14. Commitments and contingencies

Contractual commitments

On December 12, 2012, a contract with Hyundai Heavy Industries Co Ltd (“HHI”) was entered for the construction of the PGN FSRU Lampung. Separate contracts related to the construction of the Mooring and the installation of the Mooring were entered into on November 16, 2012 and December 12, 2013, respectively. The PGN FSRU Lampung and the Mooring were delivered to the Partnership’s subsidiary in the second quarter of 2014. As of September 30, 2014, the remaining contractual commitments required to be made in 2014 under the shipbuilding and Mooring contracts are $2.7 million.

Claims and Contingencies

PGN claims including delay liquidated damages

Following certain delays by the unrelated pipeline contractor completing the pipeline and minor damage to the FSRU by a tugboat during the pipeline installation, the time charter hire on the PGN FSRU Lampung commenced July 21, 2014 for the start of commissioning. During the commissioning to test the functioning of the PGN FSRU Lampung project (including the Mooring) and the pipeline functionality, problems were identified on August 29, 2014 with the regasification system for the FSRU. This required that the parts of the regasification system were disassembled and transferred to shore for repair under provision of the warranties for the vessel. The equipment was reinstalled and all commissioning completed to allow the Partnership to deliver the Certificate of Acceptance to PGN. PGN formally accepted and signed the Certificate of Acceptance dated October 30, 2014.

The Partnership’s subsidiary is committed to pay a day rate for delay liquidated damages to PGN up to a maximum amount of $10.7 million if the PGN FSRU Lampung is not connected to the Mooring and ready to deliver LNG by the scheduled arrival date or acceptance is not achieved by the scheduled delivery date.

During September 2014, PGN indicated concerns about requirements under the time charter contract to pay hire rates for periods the regasification system was not functioning and issued invoices for delay liquidated damages for amounts PGN believes it has claims for delays in the scheduled arrival date and the acceptance date. PGN subsequently issued an additional invoice for delay liquidated damages in October 2014. PGN has not paid its time charter hire for September or October 2014. The Partnership and PGN have an ongoing dialog to find an acceptable solution.

The Partnership has included potential delay liquidated damages due to PGN in its project contingency as part of estimated total construction contract costs for the Mooring (as the first deliverable under the contract) as the basis for computing the percentage of completion. During the third quarter of 2014, delay liquidated damages of approximately $6.1 million were recorded to construction contract expenses for claims to September 30, 2014. In addition, the contingency for additional delay liquidated damages as part of the project contingency included in estimated total construction contract costs was increased. The total for actual and potential claims for delay liquidated damages included in estimated total costs is approximately $8.1 million. Delay liquidated damages cease on the date of the Certificate of Acceptance of October 30, 2014. The contingency for delay liquidated damages in the estimated total construction contract costs established at September 30, 2014 is adequate for all remaining delay liquidated damages from PGN. The remaining delay liquidated damages will be included in construction contract expenses for the fourth quarter of 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership is indemnified under the omnibus agreement for delay liquidated damages from Höegh LNG. The Partnership has filed indemnification claims for the invoiced delay liquidated damages invoiced from PGN of $5.5 million and $1.6 million for September and October 2014, respectively. The amounts will be paid to the Partnership by Höegh LNG prior to any amounts being paid to PGN. When the funding for indemnification is received from Höegh LNG, the amount will be recorded as a contribution to equity.

The Partnership is also indemnified for any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership has filed indemnification claims for the September and October invoices not paid by PGN of $6.5 million and $6.7 million, respectively. The Partnership has received payments from Höegh LNG for these invoices in September and October, respectively. Indemnification for hire rate payments is accounted for consistent with the accounting policies for loss of hire insurance, and is recognized when the proceeds are received. Therefore, the Partnership has recognized the September revenue and cash as of September 30, 2014. For additional information, refer to note 2 significant accounting policies on insurance claims in the audited combined carve-out financial statements for the year ended December 31, 2013 included in the Registration Statement.

The Partnership’s subsidiary is jointly and severally liable for the delay liquidated damages of the pipeline contractor to the extent the required bank letter of credit of the pipeline contractor or the contractor itself fails to perform. Similarly, the pipeline contractor is jointly and severally liable for the Partnership’s delay liquidated damages. The Partnership’s maximum exposure for the pipeline contractor’s delay liquidated damages is approximately $11.5 million. Further, the Partnership’s subsidiary and the pipeline contractor have an agreement to cover the other party’s delay liquidated damages to the extent caused by the other party’s scope of work. The Partnership has not received any claims from PGN or the pipeline contractor related to the contractor’s delay liquidated damages. The Partnership is indemnified by Höegh LNG for any potential delay liquidated damages, net of any recoveries, arising for or from claims of the pipeline contractor.

As of December 31, 2013, cash collateral of $10.7 million, classified as restricted cash in the combined carve-out balance sheet, was provided for in a letter of credit arrangement for this amount. As part of the $299 million Lampung facility, a $10.7 million letter of credit facility replaced the original letter of credit arrangement and the restricted cash was released in the first quarter of 2014. No amounts have been drawn on the letter of credit facility as of September 30, 2014.

15. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets.

Demand note due to owner – The fair values of the note approximates their carrying amounts of the liabilities and accrued interest reported in the consolidated and combined carve-out balance sheets since the note is payable on demand. Refer to note 13.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures. Refer to note 8.

Amounts due to owners and affiliates – The fair value of the non-interest bearing payable approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets since it is to be settled consistent with trade payables. Refer to note 13.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Loans and promissory notes due to owners and affiliates – The fair values of the variable-rate and the fixed rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the consolidated and combined carve-out balance sheets since the amounts are payable on demand. Refer to note 13.

Derivative financial instruments – The fair values of the interest rates swaps is estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there are little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		September 30, 2014		December 31, 2013
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$45,336	45,336	108	$108
Restricted cash	1	21,905	21,905	10,700	10,700
Demand note due from owner	2	141,120	141,120	—	—
Derivative financial instruments	2	(7,416)	(7,416)	—	—
Other:
Advances (shareholder loans) to joint ventures	2	20,612	20,873	24,510	25,242
Current amounts due to owners and affiliates	2	(4,940)	(4,940)	(15,207)	(15,207)
Loans and promissory notes due to owners and affiliates	2	$(812)	(812)	(193,430)	$(193,430)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

	Credit		As of
Class of Financing Receivables	quality		September 30,	December 31,
(in thousands of U.S. dollars)	indicator	Grade	2014	2013
Shareholder loans to joint ventures	Payment activity	Performing	$20,612	$24,510

The shareholder loans to joint ventures are classified as advances to joint ventures in the unaudited condensed interim consolidated and combined carve-out balance sheet as of September 30, 2014 and December 31, 2013. See note 8.

16. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses are denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2014 and 2013, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of September 30, 2014, there are forward starting interest rate swap agreements on the $299 million Lampung floating rate debt that are designated as cash flow hedges for accounting purposes. No derivative instruments were outstanding as of December 31, 2013. As of September 30, 2014, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$237,100	$(7,416)	Sept 2026	2.8%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined carve-out balance sheets.

(in thousands of U.S. dollars)	Current liabilities: derivative financial instruments	Long-term liabilities: derivative financial instruments
As of September 30, 2014
Interest rate swaps	$(5,473)	$(1,943)

As of December 31, 2013
Interest rate swaps	$—	$—

Unrealized and realized gains (losses) of the interest rate swap and related income tax (benefits) expenses are recognized in other comprehensive income in the unaudited condensed interim combined carve-out statements of comprehensive income for cash flow hedges. As of September 30, 2014, the unrealized loss and the related income tax benefit related to the interest rate swap recorded in other comprehensive income were $7,416 and $1,854, respectively.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, demand note due from Höegh LNG and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Vessels are generally chartered to international counterparties in the energy sector with appropriate credit ratings. Höegh LNG has incentives to honor its commitments to the Partnership given its investment in common and subordinated units.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, unbilled construction contract income, demand note from owner and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, some of the time charters require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. The Partnership has no significant advances for construction since the PGN FSRU Lampung and the Mooring were delivered to the Partnership in the second quarter of 2014.

18. Supplemental cash flow information

	Nine months ended
	September 30,
(in thousands of U.S. dollars)	2014	2013
Supplemental disclosure of non-cash financing activities:
Non-cash capital contribution from conversion of debt	$101,500	$—
Non-cash elimination to equity August 13, 2014 (note 2)	45,799	—

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

19. Earnings per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

August 12 to September 30,
(in thousands of U.S. dollars, except per unit numbers)	2014
Post IPO net income attributable to the unitholders of Höegh LNG Partners LP	$6,914
Less: Dividends paid or to be paid (1)	4,826

Over (under) distributed earnings	2,088

Over (under) distributed earnings attributable to:
Common units public	876
Common units Höegh LNG	168
Subordinated units Höegh LNG	1,044

2,088

Basic and diluted weighted average units outstanding (in thousands)
Common units public	11,040
Common units Höegh LNG	2,116
Subordinated units Höegh LNG	13,156
Basic and diluted earnings per unit:
Common units public	$0.2628
Common units Höegh LNG	$0.2628
Subordinated units Höegh LNG	$0.2628
Cash distributions declared and paid during the period per unit	—
Subsequent event: Cash distributions declared and paid per unit subsequent to period end	$0.1834

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.

Earnings per unit information for the period ended September 30, 2014 is for the period from August 12, 2014 (the date of the Partnership’s IPO) to September 30, 2014. Earnings per unit information has not been presented for any period prior to the Partnership’s IPO as the information is not comparable due to changes in the basis of preparation of the financial statements (refer to note 2) and the Partnership’s structure (refer to note 3).

As of September 30, 2014, the total number of units outstanding was 26,312,120. Common units outstanding were 13,156,060 of which 11,040,000 common units were held by the public and 2,116,060 common units were held by Höegh LNG. Höegh LNG owned 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of units outstanding during the applicable period.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; and iii) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative financial instruments and unrealized gains or losses on foreign exchange transactions.

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

The amount of minimum distributions is $0.3375 per unit per quarter, or $1.35 per unit on an annual basis, and is made during the subordination period in the following manner:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED

CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

20. Subsequent events

On November 14, 2014, the Partnership paid a prorated quarterly cash distribution with respect to the quarter ended September 30, 2014 of $0.1834 per unit. The distribution was prorated for the period beginning on August 12, 2014, which was the closing date of the IPO, and ending on September 30, 2014, and corresponds to a quarterly distribution of $0.3375 per outstanding unit, or $1.35 per outstanding unit on an annualized basis. The cash distribution totalled $4.8 million.

PGN accepted the PGN FSRU Lampung following the successful completion of the acceptance tests after the PGN FSRU Lampung resumed operations after resolving problems with the regasification system. The signed Certificate of Acceptance is effective October 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP
Date: November 25, 2014
	By:	/s/ Richard Tyrrell

Name: Richard Tyrrell
Title: Chief Executive Officer and Chief Financial Officer